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[redacted]

11018352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Leaders Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 W. Dry Creek Circle, Suite 575
(No. and Street)

Littleton (City) Co (State) 80120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R Wickersham 303-797-9080 x 109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marc, James & Associates, P.C. - Gregory Vierqutz CPA, CCM
(Name – *if individual, state last, first, middle name*)

1745 Shea Center Dr, Suite 400, Highlands Ranch, Co 80129
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

QD
3/9/2011

OATH OR AFFIRMATION

I, David R Wickersham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Leaders Group Inc, as of 12/31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public my commission expires 4/16/14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

The Leaders Group, Inc.

STATEMENTS OF FINANCIAL POSITION

December 31,

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 404,143	$ 562,857
Commissions receivable	306,805	41,914
Accounts receivable - related party	72,000	60,000
Clearing deposit receivable	50,000	50,000
Prepaid expenses	113,377	94,721
Total current assets	946,325	809,492
OTHER ASSETS		
Deposits	13,450	14,267
Total assets	$ 959,775	$ 823,759
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 242,669	$ 94,722
Accounts payable - related party	78,816	210,000
Commissions payable	63,679	55,816
Other accrued liabilities	27,242	60,000
Total current liabilities	412,406	420,538
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value, 20,000 shares issued and outstanding	2,000	2,000
Additional paid-in capital	12,000	12,000
Retained earnings	533,369	389,221
Total stockholders' equity	547,369	403,221
Total liabilities and stockholders' equity	$ 959,775	$ 823,759

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31,

	2010	2009
Revenue		
Commissions	$ 21,297,718	$ 15,864,972
Support fees	826,321	1,168,734
Consulting	72,000	60,000
Total revenue	22,196,039	17,093,706
Expenses		
Commissions	18,904,580	13,886,535
Employee compensation and benefits	1,421,792	1,321,503
Operating	1,767,502	1,893,458
Total expenses	22,093,874	17,101,496
Net income (loss) from operations	102,165	(7,790)
Other income (expense)		
Interest	47,408	4,082
Other expense	(4,511)	-
Total other income	42,897	4,082
Net income (loss) before income tax expense (benefit)	145,062	(3,708)
Income tax expense (benefit)	914	(12,862)
Net income	$ 144,148	$ 9,154

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2010 and 2009

	Common stock		Additional paid-in	Retained	
	Shares	Amount	capital	earnings	Total
Balance - December 31, 2008	20,000	$ 2,000	$ 12,000	$ 380,067	$ 394,067
Net income	-	-	-	9,154	9,154
Balance - December 31, 2009	20,000	2,000	12,000	389,221	403,221
Net income	-	-	-	144,148	144,148
Balance - December 31, 2010	20,000	$ 2,000	$ 12,000	$ 533,369	$ 547,369

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 144,148	$ 9,154
Adjustments to reconcile net income to		
net cash used by operating activities		
Change in assets and liabilities		
Change in commissions receivable	(264,891)	54,115
Change in accounts receivable - related party	(12,000)	(60,000)
Change in clearing deposits	-	26,241
Change in prepaid expenses	(18,655)	(94,721)
Change in deposits	817	2,795
Change in accounts payable	147,946	(333,369)
Change in accounts payable - related party	(131,184)	210,000
Change in commissions payable	7,863	(296,879)
Change in accrued liabilities	(32,758)	60,000
Net cash used by operating activates	(158,714)	(422,664)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(158,714)	(422,664)
Cash and cash equivalents - beginning of the year	562,857	985,521
Cash and cash equivalents - end of the year	$ 404,143	$ 562,857

Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$ 914	$ 3,268

The accompanying notes are an integral part of these financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. The Company is primarily owned by Wickersham Family Investment, LLLP (97.5%). TLG was formed to provide turn-key broker-dealer and back office support for financial service professionals.

In accordance with regulations under the Securities Exchange Act of 1934 (the "Act") TLG is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

   For purposes of the statements of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

   On occasion throughout the year and at December 31, 2010, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit.

2. *Property and Equipment*

   Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives. As of December 31, 2010 and 2009, all of the Company's property and equipment is fully depreciated. During 2010 and 2009, equipment under the capitalization threshold totaling $10,677 and $5,680, respectively was charged directly to expense.

   Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

3. *Security Transactions and Revenue Recognition*

   Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

4. *Commissions, Commissions Receivable and Commission Expense*

Commissions and related clearing expenses are recorded on a trade-date basis. As such, the Company records commission revenue and expense on an accrual basis. Commissions receivable in excess of 60 days are written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2010 and 2009, management considered all commission receivables to be fully collectible.

5. *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or the materials are produced. Advertising and marketing expense for the year ended December 31, 2010 and 2009 was $1,458 and $8,294, respectively.

6. *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

7. *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, commission receivables, clearing deposits receivable, accounts payable, and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8. *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

NOTE B – RELATED PARTY TRANSACTIONS

Management and Support Agreements

The Company has an agreement with Wickersham Management Corporation ("WMC"), a corporation solely owned by the President/Chief Executive Officer of the Company under which WMC provides management services to the Company. Under the original agreement, WMC is to receive a monthly management fee of $30,000. In 2010, the agreement was amended and the monthly management fee was suspended. During 2010, the Company recognized management fees in the amount of $60,000. During 2009, the Company recognized management fees in the amount of $360,000 of which $210,000 was due WMC as of December 31, 2009. The outstanding balance was paid in full during 2010.

The Company also has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the Wickersham Family Partnership, LLLP, under which the Company provides support services to Advisors. During 2010 and 2009, the Company recognized revenue in the amount $72,000 and $60,000, respectively, of which the entire balance is due to the Company as of December 31, 2010 and 2009 and was paid subsequent to year-end.

Capitas, LLC

The Company has a 1/40 ownership interest in Capitas, LLC. During 2010 and 2009, the Company recognized commission revenue of $4,549,881 and $3,527,364 and commission expense of $4,058,925 and $2,980,550, respectively, related to activity with Capitas, LLC. The commission revenue and commission expense accounted for approximately 21% of the Company's commission revenue and expense for both 2010 and 2009. Management has assigned no value to the ownership interest.

Accounts Payable

As of December 31, 2010, the Company had a payable to the President/Chief Executive Officer of the Company in the amount of $78,816 for expenses paid in behalf of the Company. The balance was paid in full In January 2011.

NOTE C – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office facilities under an operating lease through December 31, 2013. The future minimum lease payments under the operating lease are as follows:

Year ended December 31,		
2011	$	93,246
2012		95,414
2013		97,583
Total	$	286,243

Lease expense for the Company's office facilities and other leases for 2010 and 2009 was $82,296 and $109,852, respectively.

NOTE C – COMMITMENTS AND CONTINGENCIES – *continued*

Profit Sharing Plan – 401(k) Plan

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 3% of eligible compensation and then a 50% contribution up to 1% of additional salary deferrals. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $50,280 and $45,927 for 2010 and 2009, respectively.

Errors and Omissions Insurance

The Company finances its Errors and Omissions insurance through its insurance provider. The terms of the financing agreement for the 2011 policy require a down payment in the amount of $64,017 and nine payments, including interest at 2.7%, in the amount $49,358. As of December 31, 2010, the down payment and the first payment, due January 31, 2011, for a total of $113,375, is reflected as prepaid expense as the coverage period of the policy is December 31, 2010 through December 31, 2011. As of December 31, 2010, the amount due under the financing agreement to be paid in 2011 was $508,246.

Litigation

TLG is party to various negotiations and legal proceedings arising in the normal course of its business. TLG maintains an errors and omissions insurance policy with a $50,000 per occurrence deductible.

Throughout 2010 and as of December 31, 2010, the Company has been involved in arbitration litigation with its errors and omissions insurance carrier to recover legal fees incurred related to prior litigation proceedings. As of December 31, 2010, the outcome of the arbitration litigation is uncertain. Any recovery of prior legal fees will be recognized in the period of receipt.

As of December 31, 2009, TLG has recorded a loss accrual in the amount of $60,000 in anticipation of settling a legal proceeding in early 2010. The legal proceeding was settled as anticipated in 2010.

In management's opinion, the ultimate disposition of other matters as of December 31, 2010 will not have a material adverse effect on TLG's financial position, results of operations or liquidity.

NOTE D – INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2010 and 2009 consisted of the following:

	2010	2009
Refund of prior year's federal taxes	$ -	$ (16,130)
Various state taxes	914	3, 268
Net income tax expense (benefit)	$ 914	$ (12,862)

Total income tax expense (benefit) differed from the amount computed by applying the United States federal statutory income tax rates to income before income taxes (benefit) for the years ended December 31, 2010 and 2009 as a result of the following:

	2010	2009
Computed "expected tax" expense	$ 39,468	$ 1,373
Change in income tax expense resulting from:		
Permanent differences between income and deductions for income tax purposes and financial statement purposes	2,737	(672)
Reduction in taxable income for carryover items	(42,204)	(701)
Prior year federal tax refund	-	(16,130)
Various state taxes	914	3,268
Net income tax expense (benefit)	$ 914	$ (12,862)

For the year ended December 31, 2008, the Company incurred a Net Operating Loss ("NOL") for income tax purposes in the amount of $365,081. The Company carried back $92,946 of the NOL to the tax years ended December 31, 2007 and 2006. For the tax year ended December 31, 2010, the Company applied $133,032 of the NOL to its 2010 taxable income. As of December 31, 2010 the Company has a remaining income tax NOL carryover in the amount of $139,103 which expires in 2028.

NOTE E – COMMISION EXPENSE

For the year ended December 31, 2010, commission expense includes payments to one agent that exceeded 10% of the Company's total commission expense.

NOTE F – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital exceed 15 to 1. As of December 31, 2010 the Company had net capital of $481,632, which was $431,632 in excess of the required net capital requirement of $50,000. The Company's net capital ratio was .77 to 1 as of December 31, 2010.

NOTE G – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying footnotes in conformity with generally accepted accounting principles requires management of the Company to evaluate transactions and events subsequent to December 31, 2010 involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through February 22, 2011, which is the date the financial statement and accompanying footnotes were available for issuance.

SUPPLEMENTAL INFORMATION

The Leaders Group, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2010

Stockholder's equity	$ 547,369
Less: Non-allowable assets	14,496
Net capital	$ 532,873
Aggregated indebtedness	
Items included in the statement of financial condition	
Accounts payable	$ 242,669
Accounts payable - related party	78,816
Accrued liabilities	90,921
Total aggregated debt	$ 412,406
Computation of basic net capital requirements	
Minimum net capital required (6.67% of aggregate indebtedness or $50,000, whichever is greater	$ 50,000
Net capital in excess at 1,500 percent	$ 482,873
Net capital in excess at 1,000 percent	$ 451,845
Ratio: Aggregated indebtedness to net capital	0.77

Reconciliation with the Company's computation (included in part II of Form X-17A-5 as of December 31, 2010)	
Net capital, as reported in the Company's part II (unaudited) FOCUS report	$ 535,839
Audit Adjustments	(2,966)
Net Capital, as adjusted	$ 532,873
Aggregated indebtedness, as reported in the Company's part II (unaudited) FOCUS report	$ 337,440
Audit Adjustments	74,966
Aggregate indebtedness, as adjusted	$ 412,406

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

The Company operates as a fully disclosed broker-dealer pursuant to the exemption provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Leaders Group, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

The Company does not hold customer funds or customer securities and therefore qualifies for exemption under the provisions of Rule 15c3-3.

Marc, James & Associates, PC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
The Leaders Group, Inc.

In planning and performing our audit of The Leaders Group, Inc. (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects a material inadequacy for such purposes. Based upon this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marc James & Associates PC

Highlands Ranch, CO
February 22, 2011

The Leaders Group, Inc.

FINANCIAL STATEMENTS
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS

December 31, 2010 and 2009

Table of Contents

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL POSITION	5
STATEMENTS OF OPERATIONS	6
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY	7
STATEMENTS OF CASH FLOWS	8
NOTES TO FINANCIAL STATEMENTS	9
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	16
COMPUTATION OF RESERVE REQUIREMENT PURSUANT RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	17
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	18
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	19

MJA
Marc, James & Associates, PC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors
The Leaders Group, Inc.

We have audited the accompanying statements of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2010 and 2009 and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leaders Group, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 16 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marc James & Associates PC

Highlands Ranch, CO
February 22, 2011